

August 14, 2023

James Cheng
Chief Financial Officer
Canaan Inc.
28 Ayer Rajah Crescent #06-08
S139959, Singapore

> **Re: Canaan Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-39127**

Dear James Cheng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc:     Steve Lin